Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Year Ended December 31,					Six Months Ended June 30, 2012
	2007	2008	2009	2010	2011
Earnings:
Net loss before income taxes	$(293,187)	$(303,037)	$(220,104)	$(170,560)	$(160,804)	$(74,751)
Add: Fixed charges	4,806	4,816	10,504	17,377	22,253	11,789
Add: Amortization of capitalized interest	1	100	242	243	255	132
Less: Capitalized interest	1,398	2,477	57	—	429	294

Earnings as defined	(289,778)	(300,598)	(209,415)	(152,940)	(138,725)	(63,124)

Fixed Charges:
Interest expense	3,408	2,339	10,447	17,377	21,824	11,495
Capitalized interest	1,398	2,477	57	—	429	294

Total fixed charges	4,806	4,816	10,504	17,377	22,253	11,789

Deficiency of earnings to cover fixed charges(1,2)	$(294,584)	$(305,414)	$(219,919)	$(170,317)	$(160,978)	$(74,913)

(1)	For the purpose of this table, “earnings” consists of income (loss) from continuing operations before income taxes, plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expensed and capitalized related to indebtedness. For the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011, and the six months ended June 30, 2012, we had no earnings.

(2)	In each of the periods presented, earnings were insufficient to cover fixed charges. The ratio of earnings to fixed charges was less than one-to-one for each of the periods presented. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.